Exhibit 5.7

October 16, 2020

Central Garden & Pet Company

1340 Treat Blvd., Suite 600

Walnut Creek, CA 94597

Ladies and Gentlemen:

We have acted as special Wisconsin counsel for Kaytee Products Incorporated, a Wisconsin corporation (“Kaytee”), and All-Glass Aquarium Co., Inc., a Wisconsin corporation (“All-Glass”) (Kaytee and All-Glass being collectively referred to herein as the “Wisconsin Subsidiaries”), in connection with the issuance by each of the Wisconsin Subsidiaries of a guarantee (collectively, the “Guarantees”) relating to $500,000,000 aggregate principal amount of 4.125% Senior Notes due 2030 (the “Notes”) to be issued by Central Garden & Pet Company, a Delaware corporation (“Central”). The Notes and Guarantees are registered under the Registration Statement on Form S-3 (File No. 333-221935) filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2017, by Central, as issuer, and certain guarantors, including the Wisconsin Subsidiaries, as amended by Post-Effective Amendment No. 1 thereto filed with the Commission on October 1, 2020 (the “Registration Statement”).

The Notes and the Guarantees will be issued under and pursuant to the base indenture, dated as of March 8, 2010 (as supplemented prior to the date hereof, the “Base Indenture”), between Central, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as further supplemented by the Eleventh Supplemental Indenture, dated as of October 16, 2020, among Central, other direct and indirect subsidiaries of Central, including the Wisconsin Subsidiaries, as guarantors (the “Guarantors”) and the Trustee (the “Eleventh Supplemental Indenture” and together with the Base Indenture, the “Indenture”).

In rendering the opinions expressed below, we have examined and relied on originals or copies, certified or otherwise, identified to our satisfaction of, but have not participated in the negotiation, preparation or settlement of, the following documents:

a.    The Indenture;

b.    The Guarantees; and

Central Garden & Pet Company

October 16, 2020

c.    Resolutions of the Board of Directors of each Wisconsin Subsidiary dated September 28, 2020 pertaining to the authorization, issuance, execution and delivery of the Eleventh Supplemental Indenture and the relevant Guarantee certified by the Secretary of such Wisconsin Subsidiary.

We have also examined such records of the Wisconsin Subsidiaries, such certificates of officers of the Wisconsin Subsidiaries, public officials and others and originals, copies or facsimiles of such other agreements, instruments, certificates and documents as we have deemed necessary or advisable as a basis for the opinions expressed below. In particular, as to certain matters of fact relevant to the opinions expressed below, we have relied on certificates of officers of the Wisconsin Subsidiaries, copies of which have been provided to you.

In rendering this opinion, we have assumed, without investigation, verification or inquiry, (i) the genuineness of all signatures and the authenticity of all documents submitted to us as originals, (ii) the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies, and (iii) the truth, accuracy and completeness (without independent investigation or verification) as of the date hereof as to factual matters of the information, representations, warranties and statements contained in the records, documents, instruments and certificates we have reviewed in connection with rendering the opinions set forth herein.

In rendering the opinions set forth herein, we have also assumed that all parties (other than the Wisconsin Subsidiaries) had all requisite power and authority to execute and deliver the Indenture and all other agreements, documents, instruments and certificates examined by us and have also assumed the due authorization by all requisite action, and the due execution and delivery by such parties (other than the Wisconsin Subsidiaries) of the Indenture and all other agreements, documents, instruments and certificates and the validity and binding effect and enforceability thereof against all parties in accordance with their respective terms. In rendering the opinions set forth herein concerning the valid existence and good standing (as defined in Paragraph 1, below) of each Wisconsin Subsidiary, we have relied exclusively upon the Certificate of Status for each Wisconsin Subsidiary issued by the Wisconsin Department of Financial Institutions dated September 28, 2020 (each, a “Certificate of Status”).

Based upon the foregoing, but subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1.    Each of the Wisconsin Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Wisconsin meaning that each Wisconsin Subsidiary has filed its most recent required annual report and has not filed articles of dissolution with the Wisconsin Department of Financial Institutions.

Central Garden & Pet Company

October 16, 2020

2.    Each of the Wisconsin Subsidiaries has the requisite corporate power and authority to execute and deliver the Eleventh Supplemental Indenture and its Guarantee and to perform its obligations thereunder, and all necessary corporate action required to be taken by each of the Wisconsin Subsidiaries for the due and proper authorization, execution and delivery of the Eleventh Supplemental Indenture and its Guarantee and the consummation of the transactions contemplated thereby has been duly and validly taken.

3.    The Eleventh Supplemental Indenture and the relevant Guarantee have been duly authorized, executed and delivered by each of the Wisconsin Subsidiaries.

The opinions expressed herein are limited to the laws of the State of Wisconsin in effect on the date hereof as they presently apply and we express no opinion regarding the laws of any other jurisdiction.

The opinions set forth herein are given as of the date hereof, and are intended to apply only to those facts and circumstances that exist as of the date hereof. We assume no obligation or responsibility to update or supplement our opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur, or to inform the addressee of any change in circumstances occurring after the date hereof that would alter the opinions rendered herein.

This opinion is limited to the matters set forth herein, and no opinion may be inferred or is implied beyond the matters expressly contained herein. We hereby consent to the reference to us under the heading “Legal Matters” in the Prospectus Supplements filed by Central with the Commission on October 1, 2020 and October 5, 2020 and to the filing of this opinion letter as an exhibit to Central’s Form 8-K filed with the Commission on the date hereof.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.